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                            August 15, 2022

       Juanzi Cui
       Chief Executive Officer
       MakingORG, INC.
       385 S. Lemon Avenue #E 301
       Walnut, CA 91789

                                                        Re: MakingORG, INC.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-55260

       Dear Ms. Cui:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. We note that although you are domiciled in California, all revenues for 2021 were from the Peoples Republic of
China (PRC) and your main operating subsidiaries, HKFW and
                                                        CBKB are located in
Hong Kong and the PRC, respectively. In this regard, please revise your filing, as
applicable, to provide more specific and prominent disclosures about the legal and operational
risks associated with China-based companies. For additional
                                                        guidance, please see
the Division of Corporation Finance's Sample Letter to China-Based
                                                        Companies issued by the
Staff in December 2021.


              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Juanzi Cui
MakingORG, INC.
August 15, 2022
Page 2

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3624 with any questions.



FirstName LastNameJuanzi Cui                           Sincerely,
Comapany NameMakingORG, INC.
                                                       Division of Corporation
Finance
August 15, 2022 Page 2                                 Office of Manufacturing
FirstName LastName